UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 4 - 2011 issued by TORM A/S to The Copenhagen Stock Exchange on March 17, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: March 18, 2011	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

ANNOUNCEMENT NO. 4 – 2011

17 March 2011

Notice of Annual General Meeting of Directors and Shareholders and Complete Proposals

Enclosed please find the notice of and the complete proposals for the Annual General Meeting of directors and shareholders of TORM A/S to be held on 14 April 2011.

Contact:	N. E. Nielsen, Chairman of the Board, +45 25 26 33 43

About TORM
TORM is one of the world’s leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels in cooperation with other respected shipping companies sharing TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor Forward Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

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NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given in accordance with Article 5 of the Articles of Association of TORM A/S (CVR no. 22460218) that the Annual General Meeting of Shareholders of the Company will be held on

Thursday 14 April 2011 at 10:00 a.m. C.E.T.

at Radisson Blu Falconer Hotel, Falkoner Allé 9, DK-2000 Frederiksberg with the following

AGENDA

1.	The Board of Directors’ report on the activities of the Company in the past year.

2.	Presentation for adoption of the Annual Report.

3.	The Board of Directors' proposal for the appropriation of profits or provision for losses in accordance with the adopted Annual Report.

4.	Election of members to the Board of Directors.

Mr N. E. Nielsen, Mr Christian Frigast and Mr Gabriel Panayotides are up for election pursuant to Articles 12.2 and 12.3 of the Company's Articles of Association.

5.	Appointment of auditor/auditors.

6.	Proposals from the Board of Directors:

a.	That the remuneration level of the Board of Directors for the year 2011 be approved.

b.
 Amendment of Clause 5.6 of the Articles of Association whereby notice shall no longer be published in at least one Danish newspaper. The amendment implies that the part of the provision reading “by notice in at least one national daily newspaper,“ is deleted.

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c.
That Article 12.2 of the Articles of Association be amended whereby “The members of the Board of Directors elected by the Company in general meeting shall hold office for a term of four years so that they resign at the fourth annual general meeting after the general meeting at which they were elected. Any employee directors shall retire in accordance with the provisions of the Danish Companies Act.” is replaced with “The members of the Board of Directors elected by the Company at the general meeting shall hold office for a term of one year. Any employee directors shall retire in accordance with the provisions of the Danish Companies Act.”

d.
That the Board of Directors be authorised in the period until the next Annual General Meeting to let the Company acquire its own shares within 10 per cent of the issued share capital at the market price prevailing at the time of acquisition subject to a deviation of up to 10 per cent.

e.
That the Board of Directors be authorised to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency, the Danish Financial Supervisory Authority, NASDAQ OMX Copenhagen A/S or any other public authority as a condition for registration or approval.

7.	Any other business.

*****

Adoption requirements

The general meeting is only legally competent to transact business when at least one-third of the share capital is represented, cf. Article 10.1 of the Articles of Association of the Company.

Adoption of the proposals under items 2 - 5 and items 6a, 6d and 6e is subject to a simple majority of votes, cf. Article 10.2 of the Articles of Association of the Company.

Adoption of the proposals under items 6b and 6c is subject to at least two-thirds of the votes cast as well as of the share capital represented at the general meeting voting in favour of the proposals, cf. Section 106(1) of the Companies Act.

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Form of notice and availability of information

Notice convening the Annual General Meeting will be sent to all shareholders entered in the Company's register of shareholders and/or ADR holders who have registered their holdings with the Company and who have so requested. Notice will also be inserted in the national Danish newspaper Berlingske Tidende and be announced through the Danish Commerce and Companies Agency's IT system and on the Company's website www.torm.com.

This notice containing the agenda, the complete proposals, information on the total number of shares and voting rights on the date of the notice, the Company’s Annual Report 2010 and the forms to be used for proxy voting and postal voting will be available at the offices of the Company and on the Company’s website, www.torm.com, no later than 3 weeks prior to the date of the Annual General Meeting.

Admission cards, instruments of proxy and postal voting

Admission and voting cards, cf. Section 8.1 of the Articles of Association, to the Annual General Meeting may be obtained against presentation of appropriate documentation on or before Friday, 8 April 2011 in one of the following ways:

-	by returning the attached registration form to VP Investor Services A/S, Weidekampsgade 14, P.O. Box 4040, 2300 Copenhagen S, via e-mail to vpinvestor@vp.dk, or by fax to +45 4358 8867, or

-	by contacting VP Investor Services A/S at tel. +45 4358 8893, or

-	on www.uk.vp.dk/agm.

Shareholders unable to attend the General Meeting may by use of the Proxy Form either:

-	grant proxy to a named third party. The proxy holder will receive an admission card from VP Investor Services A/S which must be brought to the General Meeting, or

-	grant proxy to the Board of Directors. If so, votes will be cast in accordance with the Board of Directors' recommendations, or

-	authorise the Board of Directors to vote on the shareholder's behalf as indicated in check boxes;

or exercise voting rights by way of a Postal Voting Form.

Please be advised that shareholders cannot vote by way of both proxy and postal vote.

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If a shareholder chooses to be represented by proxy, the Proxy Form must be returned to VP Investor Services A/S, Weidekampsgade 14, P.O. Box 4040, 2300 Copenhagen S, or by fax, +45 4358 8867, in time for the Proxy Form to be received by VP Investor Services A/S on or before Friday, 8 April 2011.

Proxy may also be granted electronically on VP Investor Services A/S's website, www.uk.vp.dk/agm, on or before Friday, 8 April 2011.

If a shareholder chooses to vote by way of postal voting, the Postal Voting Form must be returned to VP Investor Services A/S, Weidekampsgade 14, P.O. Box 4040, 2300 Copenhagen S, or by fax, +45 4358 8867, in time for the Postal Voting Form to be received by VP Investor Services A/S on or before Tuesday, 12 April 2011 at 4.00 p.m. C.E.T. Voting by way of the Postal Voting Form cannot be withdrawn by the shareholder once returned to VP Investor Services A/S.

On the date of this notice, the Company’s share capital is DKK 364,000,000.00 divided into shares of DKK 5.00 each or any multiples thereof. Each shareholding of DKK 5.00 entitles the holder to one vote at the general meeting. However, the exercise of voting rights is subject to the shares having been registered in the Company's register of shareholders, or the shareholder having notified the Company with the purpose of registration in the register of shareholders, on or before the Record Date, Thursday, 7 April 2011, cf. Article 8.1 of the Articles of Association and Section 84 of the Companies Act.

Questions from Shareholders

Any questions from shareholders regarding the agenda and the documentation relating to the Annual General Meeting must be presented in writing and be sent to the management by e-mail MAN@torm.com. Replies to such questions will be made either in writing or orally at the general meeting. Written replies will be available at the Company’s website www.torm.com.

Hellerup, March 2011

The Board of Directors

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Annual General Meeting of shareholders of TORM A/S, CVR no. 22460218, to be held Thursday, 14 April 2011 at 10 a.m. C.E.T. at Radisson Blu Falconer Hotel, Falkoner Allé 9, DK-2000 Frederiksberg:

Complete Proposals

* * * * *

1.	The Board of Directors’ report on the activities of the Company in the past year.

The Board of Directors proposes that the oral report of the Chairman of the Board of Directors be noted.

2.	Presentation for adoption of the Annual Report.

The Board of Directors proposes that the Annual Report be adopted.

3.	The Board of Directors' proposal for the appropriation of profits or provision for losses in accordance with the adopted Annual Report.

The Board of Directors proposes that no dividends be distributed for the financial year 2010. It is therefore proposed that the net result for the year (for the parent company) of USD -127 million be carried forward.

4.	Election of members to the Board of Directors.

Mr N. E. Nielsen, Mr Christian Frigast and Mr Gabriel Panayotides are up for election pursuant to Articles 12.2 and 12.3 of the Company's Articles of Association and are all proposed to be re-elected.

Information on the managerial positions of Mr N. E. Nielsen, Mr Christian Frigast and Mr Gabriel Panayotides, cf. Section 120(3) of the Danish Companies Act, appears from Appendix 1 hereto.

The other board members are not up for election.

5.	Appointment of auditor/auditors.

The Board of Directors proposes re-election of Deloitte Statsautoriseret Revisionsaktieselskab.

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6.	Proposals from the Board of Directors:

a.
That the remuneration level of the Board of Directors for 2011 be approved.

Motivated by the new Recommendations on corporate governance 2010 the Board of Directors proposes approval of the level of the remuneration for 2011. The level, which is not changed compared to the level for 2010, is:

•   The Chairman of the Board of Directors receives a fee of DKK 1 million
•   The Deputy Chairman of the Board of Directors receives a fee of DKK 650,000.
•   Other members of the Board of Directors receives each a fee of DKK 400,000.
•   Members of the Board of Directors participating in committees each receives an additional fee of DKK 50,000 per committee.

Subject to agreement with the Board of Directors, individual members of the Board of Directors may assume specific ad hoc assignments which are outside the scope of work normally attributed with being a board member. Remuneration for such assignments is in each case determined by the Board of Directors and will appear in the annual report of the Company.

Board members not resident in Denmark are reimbursed for travelling and accommodation expenses incurred in connection with performing their duties in the Board of Directors. No travel allowance is paid.

b.
That Article 5.6 of the Articles of Association be amended from “General meetings shall be convened by notice in at least one national daily newspaper, by notice on the Company’s website www.torm.com and via the Danish Commerce and Companies Agency’s IT system and otherwise in any such manner and form as may at any time be required by the stock exchanges on which the Company’s shares or ADRs (American Depositary Receipts) are listed. Written notice of the meeting shall, however, be given to all shareholders entered in the Company's register of shareholders and/or to all ADR holders who have registered their holdings with the Company and who have so requested.” to “General meetings shall be convened by notice on the Company’s website www.torm.com, via the Danish Commerce and Companies Agency’s IT system and otherwise in any such manner and form as may at any time be required by the stock exchanges on which the Company’s shares or ADRs (American Depositary Receipts) are listed. Written notice of the meeting shall, however, be given to all shareholders entered in the Company's register of shareholders and/or to all ADR holders who have registered their holdings with the Company and who have so requested.”

The proposal is motivated by the need to simplify the requirements regarding the convening of general meetings and to reduce costs related thereto.

c.
That Article 12.2 of the Articles of Association be amended from “The members of the Board of Directors elected by the Company in general meeting shall hold office for a term of four years so that they resign at the fourth annual general meeting after the general meeting at which they were elected. Any employee directors shall retire in accordance with the provisions of the Danish Companies Act.” to “The members of the Board of Directors elected by the Company in general meeting shall hold office for a term of one year. Any employee directors shall retire in accordance with the provisions of the Danish Companies Act.”

The proposal is motivated by the new Recommendations on corporate governance 2010.

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d.
That the Board of Directors be authorised in the period until the next Annual General Meeting to let the Company acquire its own shares within 10 per cent of the issued share capital at the market price prevailing at the time of acquisition subject to a deviation of up to 10 per cent.

e.
That the Board of Directors be authorised to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency, the Danish Financial Supervisory Authority, NASDAQ OMX Copenhagen A/S or any other public authority as a condition for registration or approval.

7.	Any other business.

* * * * *

The general meeting is only legally competent to transact business when at least one-third of the share capital is represented, cf. Article 10.1 of the Articles of Association of the Company.

Adoption of the proposals under items 2 – 5 and 6a, 6d and 6e is subject to a simple majority of votes, cf. Article 10.2 of the Articles of Association of the Company.

Adoption of the proposals under items 6b and 6c is subject to at least two-thirds of the votes cast as well as of the share capital represented at the general meeting voting in favour of the proposals, cf. Section 106(1) of the Companies Act.

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Appendix 1:

Pursuant to Section 120(3) of the Danish Companies Act, the following information is given on Mr N. E. Nielsen’s, Mr Christian Frigast’s and Mr Gabriel Panayotides’ managerial positions:

N. E. Nielsen

AMBU A/S	Chairman
CHARLES CHRISTENSEN A/S	Chairman
CHARLES GULVE ENGROS A/S	Chairman
DANICA-ELEKTRONIK A/S	Board member
EJENDOMSAKTIESELSKABET MATR. 43 EI AVEDØRE BY	Chairman
GAMMELRAND HOLDING A/S and 2 subsidiaries	Chairman
INTERMAIL A/S and 1 subsidiary	Chairman
MK AF 2010 A/S	Chairman
PELE HOLDING A/S	Board member
P.O.A. EJENDOMME A/S	Chairman
SATAIR A/S and 1 subsidiary	Chairman
SCF TECHNOLOGIES A/S	Chairman
WEIBEL SCIENTIFIC A/S	Board member

Christian Frigast

ANI INVESTCO 2 NEWCO ApS	Chairman
AX BALL INVEST ApS	Board member
AX IV WATERPROOFING INV 1 ApS	Chairman
AX IV WATERPROOFING INV 2 ApS	Chairman
AX NO INVEST ApS	Chairman
AX3 INVESTCO ApS	Chairman
AXBL INVCO ApS	Board member
AXCEL II A/S	Managing partner/CEO
AXCEL III G.P. ApS	Chairman
AXCEL III KS INVEST ApS	CEO
AXCEL INDUSTRIINVESTOR A/S and 2 subsidiaries	Managing partner/CEO
AXCEL II MANAGEMENT A/S	Managing partner/CEO

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AXCEL PROMETHEUS NEWCO 2 ApS and 3 subsidiaries	Chairman
AXCEL-JUNCKERS INVEST A/S	Chairman
AXIII MP HOLDING ApS and 1 subsidiary	Chairman
AXIII TCM INVCO ApS	Board member
AXNO INVCO ApS	Chairman
AXTCM INVEST ApS	Board member
CCTC INVEST ApS	CEO
DANISH VENTURE CAPITAL AND PRIVATE EQUITY ASSOCIATION (DVCA)	Deputy Chairman
DOOR HOLDING A/S	Board member
EGA 2008 ApS	Chairman
EGA INVCO ApS	Chairman
EGA INVEST ApS	Chairman
ESKO-GRAPHICS HOLDING A/S	Chairman
ESKO-GRAPHICS INVEST A/S	Chairman
HAMTON EUROPEAN EQUITIES LTD.	Board member
HAMTON FUND OF FUNDS LTD.	Board member
HAMTON I - BOND 004 LTD.	Board member
HAMTON SPECIAL SITUATIONS LTD.	Board member
IDINVEST 2010 ApS	Chairman
IDINVEST ApS	Chairman
JUNCKERS HOLDING A/S	Chairman
KIFU-AX II A/S	Board member
MANAGEMENT INVCO A/S	Chairman
MNGT KOMPLEMENTAR ApS	Chairman
MNGT1 ApS	Chairman
MNGT2 ApS	Chairman
MNGT3 ApS	Chairman
MNGT4 ApS	Chairman
MP-AX I INVEST ApS	CEO
NN AX 1 ApS and 2 subsidiaries	Board member
NORDIC WATERPROOFING 2 ApS and 1 subsidiary	Chairman
PANDORA A/S	Board member
PROMETHEUS INVEST ApS	Chairman
ROYAL SCANDINAVIA A/S	Deputy chairman
ROYAL SCANDINAVIA INVEST A/S	Board member
TCM INVEST A/S	Board member

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Gabriel Panayotides

EXCEL MARITIME CARRIERS LTD.	Chairman
LLOYDS REGISTER OF SHIPPING GREEK COMMITTEE (KLASSIFIKATIONSSELSKAB)	Member
BUREAU VERITAS GREEK COMMITTEE (KLASSIFIKATIONSSELSKAB)	Member
DET NORSKE VERITAS S.A. GREEK COMMITTEE (KLASSIFIKATIONSSELSKAB)	Member

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